NEWS RELEASE

                                                   For Immediate Release

CONTACT: Denise D. Resnik

         (602) 956-8834

                 PACIFIC PARTNERS, LLC FILES PRELIMINARY PROXY

                       TO ELECT NOMINEES TO DEL WEBB BOARD

         PHOENIX (October 6, 2000) -- Pacific Partners, LLC, a private investment group, announced today that it has filed preliminary proxy materials with the Securities and Exchange Commission to solicit proxies from the stockholders of Del Webb Corp. (NYSE--WBB) for use at Del Webb's annual stockholders meeting scheduled for November 2, 2000.

         Pacific Partners intends to solicit proxies:

o to elect two of Pacific Partners' nominees to Del Webb's board of directors, and

o to vote AGAINST two new management compensation programs proposed by Del Webb's current board.

         "In our  meetings  with  Del Webb  management,  we  suggested  that the company needs to be proactive to take steps to increase stockholder value," said

William  Levine,  manager  of Pacific  Partners.  "We also have  suggested  that stockholders of Del Webb would benefit from having new independent directors who are committed to seeking out and analyzing alternative strategies for increasing stockholder  value.  Management  appears to disagree on these points,  and so we will be asking  stockholders  to elect  directors  committed  to  explore  these alternatives."
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     Pacific  Partners'  nominees  for  election to the board of  directors  are

William S. Levine and Brian J. O'Connor.


          William S. Levine is the manager of Pacific Partners. He also is a director of Infinity Broadcasting Corporation (multimedia); chairman of Infinity Outdoor, Inc. (outdoor advertising); and has held such positions since December 9, 1999. In addition, he also is a director of International Leisure Hosts, Inc. Prior to becoming a director of Infinity Broadcasting Corporation, Mr. Levine was board chairman and a director of Outdoor Systems, Inc. (outdoor advertising) since its formation in 1980. Mr. Levine is an owner and officer of numerous privately owned firms.

          Brian J. O'Connor is the senior vice president of Hutchison, Shokey, Erley & Co. (financial services) (August 1988 to present) and was a member of the board of directors of Outdoor Systems, Inc. (outdoor advertising) (September 1993 to December 1999).

         Pacific Partners owns 1,002,186 shares,  or approximately  5.49 percent of Del Webb's  outstanding common stock. Brian O'Connor owns an additional 2,000 shares of Del Webb common stock.

         Pacific Partners  strongly  advises all Del Webb  stockholders to read

Pacific  Partners' final,  definitive proxy statement when it becomes  available because it will contain important  information.  When completed,  the definitive proxy  statement  will be  available  at no  charge  on the  SEC's  web  site at

http://www.sec.gov.  The  preliminary  proxy  statement  will be available at no charge  on the  SEC's  web  site  within  24 hours of  filing.  Copies  of proxy materials are also  available  from D. F. King & Co. Inc. at  1-800-207-2872  or

jcornwel@dfking.com.  Pacific  Partners  has  retained  D.F.  King as its  proxy solicitation firm.  Information  regarding the participants in Pacific Partners'

proxy solicitation is contained in the preliminary proxy statement.